                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                               WIDERTHAN CO., LTD.
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                                (Name of Issuer)

                                  COMMON SHARES
    -------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    967593104
    -------------------------------------------------------------------------
                                 (CUSIP Number)

                                DECEMBER 31, 2005
    -------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]    Rule 13d-1(b)
[ ]    Rule 13d-1(c)
[X]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

1.  NAMES OF REPORTING PERSONS
          IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   Apax Managers, Inc.
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)  (a)[  ]
                                                                         (b)[  ]
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3.  SEC USE ONLY
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4.  CITIZENSHIP OR PLACE OF ORGANIZATION New York
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                  5. SOLE VOTING POWER
   NUMBER OF            1,000,000*
    SHARES        --------------------------------------------------------------
 BENEFICIALLY     6. SHARED VOTING POWER
   OWNED BY             0
     EACH         --------------------------------------------------------------
   REPORTING      7. SOLE DISPOSITIVE POWER
 PERSON WITH            1,000,000*
                  --------------------------------------------------------------
                  8. SHARED DISPOSITIVE POWER
                        0
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9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    1,000,000*
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10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES        [  ]
    (See Instructions)
           N/A
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11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                    5.0%
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12. TYPE OF REPORTING PERSON (See Instructions)
                    CO
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*See Rider A

This Amendment No. 1 (the "Amendment No. 1") amends and supplements the Schedule
13G as originally filed on March 2, 2006 (as so amended, the "Schedule 13G") by
Apax Managers, Inc. The purpose of this Amendment No. 1 is to update Rider A which sets forth the ownership of shares of WiderThan Co., Ltd.

Item 1.        (a)  Name of Issuer:
                        WiderThan Co., Ltd.

               (b)  Address of Issuer's Principal Executive Offices:
                        17F, K1 REIT Building 463 Chungjeong-Ro 3-Ga
                        Seodaemun-Gu Seoul, 120-709, Korea

Item 2.        (a)  Name of Person Filing:
                        Apax Managers, Inc.

               (b)  Address of Principal Business Office or, if none, Residence:
                        445 Park Avenue, 11th Floor
                        New York, NY 10022

               (c)  Citizenship:
                        New York

               (d)  Title of Class of Securities:
                        Common Shares

               (e)  CUSIP Number:
                        967593104

Item 3.        If this statement is filed pursuant to ss.ss.240.13d-1(b) or
               240.13d-2(b) or (c), check whether the person filing is a:

               (a) [ ] Broker or dealer registered under Section 15 of the Act.
               (b) [ ] Bank as defined in Section 3(a)(6) of the Act.
               (c) [ ] Insurance company as defined in Section 3(a)(19) of the
                   Act.
               (d) [ ] Investment company registered under Section 8 of the
                   Investment Company Act of 1940.
               (e) [ ] An investment adviser in accordance with
                   ss.240.13d-1(b)(1)(ii)(E).
               (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).
               (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G).
               (h) [ ] A savings association as defined in Section 3(b) of the
                   Federal Deposit Insurance Act.
               (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment
                   Company Act of 1940.
               (j) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4.        Ownership.

               (a) Amount beneficially owned: 1,000,000

               (b) Percent of class: 5.0

               (c) Number of shares as to which the person has: (i) Sole power to vote or to direct the vote 1,000,000 (ii) Shared power to vote or to direct the vote 0 (iii) Sole power to dispose or to direct the disposition of 1,000,000 (iv) Shared power to dispose or to direct the disposition of 0

               *See Rider A

Item 5.        Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the
               following [ ].
               Not applicable

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.
               Not applicable.

Item 7.        Identification and Classification of the Subsidiary Which
               Acquired the Security Being Reported on By the Parent Holding
               Company or Control Person.
               Not applicable.

Item 8.        Identification and Classification of Members of the Group.
               Not applicable.

Item 9.        Notice of Dissolution of Group.
               Not applicable.

Item 10.       Certification.
               Not applicable.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 11, 2006                     /s/  Chris Reilly
----------------                     -------------------------------------------
(Date)                               (Signature)

                                     Chris Reilly/Vice President, Apax Managers,
                                     Inc.
                                     -------------------------------------------
                                     (Name/Title)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.
The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                                     Rider A

WTC Investment BVBA, a Belgian private limited company ("WTC BVBA"), is the holder of record of the 1,000,000 shares of WiderThan Co., Ltd. for which this
Schedule 13G is being filed. WTC Investment LLC, a Delaware limited liability company ("WTC LLC"), and WTC Investment S.ar.l, a Luxembourg private limited liability company ("WTC S.ar.l"), own 0.28% and 99.72%, respectively, of WTC
BVBA. WTC LLC is the sole shareholder in WTC S.ar.l. Apax Excelsior VI, L.P., a
Delaware limited partnership ("Excelsior VI"), Apax Excelsior VI-A C.V., a limited partnership organized under the laws of the Netherlands ("Excelsior
VI-A"), Apax Excelsior VI-B C.V., a limited partnership organized under the laws of the Netherlands ("Excelsior VI-B"), and Patricof Private Investment Club III,
L.P., a Delaware limited partnership ("PPIC III"), each own 85.45%, 6.98%, 4.65%
and 2.92%, respectively, of WTC LLC.

Apax Managers, Inc. ("Apax") is the general partner of Apax Excelsior VI
Partners, L.P., the general partner of each of Excelsior VI, Excelsior VI-A,
Excelsior VI-B, and PPIC III. Therefore, Apax has voting and dispositive power with respect to, and is the beneficial owner of, an aggregate of 1,000,000 common shares of WiderThan Co., Ltd.